UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE H120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(281) 817-8099

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semiannual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the section titled “Note Regarding Forward-Looking Statements” and elsewhere in this Semiannual Report on Form 1-SA.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, we supply and distribute biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline to distributors, convenience stores, and marinas.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

Effects of the COVID-19 Pandemic

The recent outbreak of COVID-19 has spread across the globe and is impacting worldwide economic activity. As of the date of this filing, COVID-19 has had a minimal impact on our business. Our business was already operational, there is minimal labor required to operate our business and energy needs in our market area were stable during the pandemic. The extent to which COVID-19 may impact our operations on an ongoing basis in the future is highly uncertain. It will depend on various factors including the duration and severity of the outbreak, the severity of variants of the virus, the effectiveness, acceptance, availability and use of affordable vaccines and pharmaceutical treatments in our market area and new information which may emerge concerning the appropriate responses to the continuing pandemic. The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics (e.g. truck driver shortages), service providers, delays in shipments and negative impacts to pricing of certain of our products. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future.

Effects of the Russian Invasion of Ukraine

In response to Russia’s military action in Ukraine in 2022, the U.S., E.U., U.K. and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions has evolved at pace and continues to do so across various jurisdictions including restrictions on dealing with designated individuals and entities; restrictions on the Russian financial sector; blocking economic activity in the Luhansk and Donetsk regions of Ukraine; and imposing export controls limiting the export of a wide range of goods and technical assistance to Russia. In the U.S., President Biden has issued an Executive Order prohibiting: the importation into the U.S. of crude oil, LNG and various other hydrocarbon products of Russian origin; new investment in the Russian energy sector by U.S. persons; and designates certain participatory actions by U.S. persons or persons within the U.S. in transactions which are prohibited.

In response, Russia has implemented new counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a temporary prohibition on registrars and depositories from making payment of dividends and interest on Russian securities in favor of foreign investors. Further details including confirmation of the precise terms or application of these counter-sanctions are not yet known.

Aside from the increase in prices of refined diesel and gasoline that we use for our operations, that we inventory and that we distribute to our customers, which increase is a direct or indirect consequence of this conflict, our operations have no direct or indirect exposure to Russia, Belarus or Ukraine. In addition, we have no direct or indirect reliance on goods or services sourced from Russia or Ukraine or any business relationships, connections to or assets in Russia, Belarus or Ukraine. The continuation of, and the failure to diplomatically resolve, the on-going hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Semiannual Report on Form 1-SA (the “Form 1-SA”). Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent per gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the three months ended June 30, 2023 and 2022, respectively. We have derived this data from our unaudited interim consolidated financial statements included elsewhere in this Form 1-SA.

Results of Operations for the Six Months Ended June 30, 2023 and 2022

Our revenue for the six months ended June 30, 2023, was $5,013,785 a 51% increase from the six months ended June 30, 2022 revenue of $3,316,940. We recognized $0 in bonuses or rebates in the six months ended June 30, 2023 as compared to $0 in the six months ended June 30, 2022.

Cost of revenue amounted to $3,863,338 for the six months ended June 30, 2023, a 37% increase from the prior six months ended June 30, 2022 total of $2,827,668, resulting from the increase in sales.

Our gross margin on total cost of revenue amounted to approximately $1,150,447 in the six months ended June 30, 2023, a 135% increase from the prior six months ended June 30, 2022 total of approximately $489,272.

For the six months ended June 30, 2023, we incurred a net income of $395,936, which was a 275% increase from the six months ended June 30, 2022 net loss of $226,135 resulting primarily from an increase in revenue and decrease in the price of oil.

We experienced a net income of $395,936 and had positive earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $546,348 for six months ended June 30, 2023. EBITDA is a non-GAAP financial measure. We believe the presentation of EBITDA provides useful information to investors in assessing our financial condition and results of operations. However, EBITDA should not be considered as an alternative to net income/loss or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA, has important limitations as an analytical tool because it excludes some but not all items that affect net income. Additionally, because EBITDA may be defined differently by other companies in our industry, our definitions may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

On June 30, 2023, our cash balance amounted to $612,376 compared to $145,827 as of June 30, 2022. Our net working capital has increased by approximately 320% during the same time period.

Cash Flows

Cash generated from operations for the six months ended June 30, 2023, amounted to $326,476, a 601% increase from the six months ended June 30, 2022, when the total was $(65,152). This increase resulted primarily from an increase in net income.

During the six months ended June 30, 2023, our cash provided by investing activities was $30,352, an increase from the six months ended June 30, 2022, when the total was $(400).

Cash used in financing activities for the six months ended June 30, 2023 was $98,765 due to the debt payments on installment notes on transportation equipment. Cash used in financing activities for the six months ended June 30, 2022 was $70,125 due to the debt payments on installment notes on transportation equipment.

Trends

Our only trend information relates to the price of oil. We have a limited capacity for inventory storage and containment facilities which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher terms discounts as a result of higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the financial accounting standards board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP.

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

	June 30, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Current assets
Cash	$612,376	$354,713
Accounts receivable, net	233,487	176,443
Inventory	-	-
Other current assets	8,300	8,300
Total current assets	854,163	539,456
Property and equipment, net	302,678	294,169
Other assets	28,994	25,201
Total assets	$1,185,835	$858,826
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$145,446	$205,544
Short term notes payable – related party	405,000	405,000
Current maturities of long-term debt	270,934	297,193
Total current liabilities	821,380	907,737
Long-term debt, net	280,715	262,164
Total liabilities	$1,102,095	$1,169,901
Shareholders’ equity
Common stock – 300,000,000 shares authorized, $0.0001 par value 122,345,898 and 22,345,898 issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	12,235	12,235
Additional Paid-in capital	1,748,119	1,748,119
Accumulated deficit	(1,676,614)	(2,071,429)
Total shareholders’ equity	83,740	(311,075)
Total liabilities and shareholders’ equity	$1,185,835	$858,826

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Six Months Ended June 30, 2023 and 2022

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operations
Revenue
Fuel sales	$2,614,009	$1,622,972	$5,013,785	$3,316,940
Bonuses and rebates	-	-	-	-
Total revenue	2,614,009	1,622,972	5,013,785	3,316,940
Cost of revenue
Cost of fuel sold	1,967,752	1,392,264	3,731,884	2,745,585
Freight	49,450	8,000	76,750	27,507
Transport costs	29,000	29,395	54,704	54,576
Total cost of revenue	2,046,202	1,429,659	3,863,338	2,827,668
Margin on operations	567,807	193,313	1,150,447	489,272
Operating expenses	328,355	328,177	773,697	683,594
Earnings (loss) from operations	239,452	(134,864)	376,750	(194,322)
Other expense, net	19,186	16,214	19,186	31,813
Income before income taxes	258,638	(151,078)	395,936	(226,135)
Income tax recovery
Current	-	-	-	-
Net (loss) income	$258,638	$(151,078)	$395,936	$(226,135)
Earnings Per Share
Weighted average shares outstanding	122,345,898	39,928,316	122,345,898	31,185,677
Basic and fully diluted loss per share	$(0.00)	$(0.00)	$0.00	$(0.01)

F-3

CW PETROLEUM CORP

Consolidated Statement of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2023 and 2022

Six Months Ended June 30, 2023

	Common Stock		Paid-In	Accumulated
Description	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2022	122,345,898	$12,235	$1,748,119	$(2,071,429)	$(311,075)
Net income for the six months ended June 30, 2023	-	-	-	394,815	394,815

Balance June 30, 2023	122,345,898	$12,235	$1,748,119	$(1,676,614)	$83,740

Six Months Ended June 30, 2022

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2021	22,345,898	$2,235	1,000,000	$100	$1,757,719	$300	$(1,769,749)	$(9,395)
Preferred stock exchange	100,000,000	10,000	(1,000,000)	(100)	(9,900)	-	-	-
Net income for the six months ended June 30, 2022	-	-	-	-	-	-	(226,135)	(226,135)

Balance June 30, 2022	122,345,898	$12,235	-	$-	$1,747,819	$300	$(1,995,884)	$(235,530)

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$394,815	$(226,135)
Depreciation	71,782	84,611
Gain on sale of vehicle	(19,186)	-
Bad debt expense	8,783	6,661
Changes in
Accounts receivable	(65,827)	(73,644)
Inventory	-	127,607
Other assets	(3,793)	(3,794)
Accounts payable and accrued expenses	(60,098)	19,542
NET CASH PROVIDED BY (USED IN) OPERATIONS	326,476	(65,152)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for property and equipment	(12,880)	(400)
Proceeds from sale of vehicle	42,832	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	29,952	(400)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debt	97,392	-
Principal payments on debt	(196,157)	(70,125)
CASH FLOWS USED IN FINANCING ACTIVITIES	(98,765)	(70,125)
Change in cash and cash equivalents	257,663	(135,677)
Beginning of year	354,713	281,504
End of year	$612,376	145,827

Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$(79,751)	(17,941)
Non-cash financing and investing activities
Installment notes issued for property acquisitions	91,057	94,581
Preferred stock exchange	-	10,000

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2023 and 2022

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (“CW” or the “Company”) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of June 30, 2023 or December 31, 2022.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivables are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2023 and 2022

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Since ASU 2014-09 was issued, several additional ASUs have been issued to clarify various elements of the guidance. These standards provide guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The standard requires that an entity recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows. Related disclosures have been expanded in line with the requirements of the standard.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We had no potentially dilutive securities at June 30, 2023 or June 30, 2022.

Note 2 - Accounts Receivable

CW has accounts receivable of $256,289 and $190,462 net of an allowance for bad debt of $22,802 and $14,019, as of June 30, 2023, and December 31, 2022, respectively. Accounts receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2023 and 2022

The following table sets forth activities in our allowance for bad debt:

	(Unaudited)
Description	June 30, 2023	December 31, 2022
Balance as of beginning of period	$14,019	$11,373
Charges to provision for bad debt	8,783	2,646
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$22,802	$14,019

Note 3 – Inventories

Inventories as of June 30, 2023 and December 31, 2022 consists of the following:

(Unaudited)
Description	June 30, 2023	December 31, 2022
Tank Heel Inventory	$-	$-
Total	$-	$-

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

Note 4 - Property and Equipment

The amount of property and equipment as of June 30, 2023 and December 31, 2022, consisted of the following:

	(Unaudited)
Description	June 30, 2023	December 31, 2022
Furniture, fixtures and equipment	$17,932	$17,932
Transportation equipment	1,200,521	1,092,503
Total property cost	$1,218,453	$1,210,435
Accumulated depreciation	915,775	916,266
Property and equipment, net	$302,678	$294,169

For the six months ended June 30, 2023 and 2022, CW recorded depreciation expense of $71,781 and $84,611, respectively.

NOTE 5 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 9.07% and 8.14% as of June 30, 2023 and December 31, 2022, respectively. The terms of these notes range from 36 to 72 months and average 69 months. During the six months ended June 30, 2023 and 2022, CW made repayments of $196,157 and $70,125, respectively.

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Six Months Ended June 30, 2023 and 2022

As of June 30, 2023, the aggregate annual maturities of debt are as follows:

	Current	Long-Term
2023	$177,641	$-
2024	93,293	55,228
2025		95,198
2026		65,760
2027		46,846
Thereafter		17,683
Total	$270,934	$280,715

Note 6 – Related Party Transactions

Short term notes payable includes $405,000 and $405,000 as of June 30, 2023 and December 31, 2022, respectively, of loans from related parties. Interest expense of $16,200 and $13,800 was accrued for the six months ended June 30, 2023 and 2022, respectively.

The Company leases land for storage of transportation equipment on a month-to-month lease from its President for $1,500 per month.

Note 7 – Shareholders’ Equity

During the six months ended June 30, 2022, the Company executed a share exchange with its President to exchange 1,000,000 shares of preferred stock for 100,000,000 shares of common stock. This has been reflected in the statement of equity for the six months ended June 30, 2022.

Note 8 – Concentrations

Accounts receivable as of June 30, 2023 were concentrated among four customers representing 35%, 30%, 25% and 10% of accounts receivable. Accounts receivable as of December 31, 2022 were concentrated among five customers representing 32%, 16%, 15%, 15% and 13% of accounts receivable.

Revenue included a significant concentration among customers for the six months ended June 30, 2023 in which three customer represented 47%, 30% and 10% of revenue.

Revenue included a significant concentration among customers for the six months ended June 30, 2022 in which two customers represented 67% and 10% of revenue.

Note 9 – Subsequent Events

Subsequent events have been evaluated through August 7, 2023, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-9

Item 4.	Exhibits

(a)	Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith
2.1	Articles of Incorporation	1-A	024-11446	2.1	2/9/21
2.2	Amendment to Articles of Incorporation	1-A	024-11446	2.2	2/9/21
2.3	Amendment to Articles of Incorporation Filed June 13, 2022	S-1/A	333-265369	3.3	8/2/22
2.4	Amendment to Articles of Incorporation Filed June 28, 2022	S-1/A	333-265369	3.4	8/2/22
2.5	Amendment to Articles of Incorporation Filed July 26, 2022	S-1/A	333-265369	3.5	8/2/22
2.6	Amendment to Articles of Incorporation Filed August 16, 2022	S-1/A	333-265369	3.6	8/25/22
2.7	Amendment to Articles of Incorporation Filed December 6, 2022	S-1/A	333-265369	3.7	12/16/22
2.8	Amendment to Articles of Incorporation Dated December 6, 2022	S-1/A	333-265369	3.8	12/16/22
2.9	By-Laws	1-A POS	024-10846	3.2	9/30/19
2.10	Certificate of Designation for Series A Preferred Stock	1-K	24R-00176	2.4	4/29/22
2.11	Wyoming Articles of Exchange	S-1/A	333-265369	3.8	8/2/22
2.12	Texas Articles of Exchange	S-1/A	333-265369	3.9	8/2/22
3.1	Specimen Stock Certificate of CW Petroleum Corp’s Common Stock	S-1/A	333-265369	4.1	8/2/22
3.2	2021 Stock Incentive Plan	1-K	24R-00176	99.1	4/29/22
3.3	2023 Stock Incentive Plan	1-U	24R-00176	6.1	5/17/23
6.1	Consulting Agreement Dated September 1, 2019 with Greg Roda	S-1	333-265369	10.2	6/2/22
6.2±	Employment Agreement with Christopher Williams	S-1/A	333-265369	10.3	8/2/22
6.3±	Amendment No. 1 to Employment Agreement with Christopher Williams	S-1/A	333-265369	10.4	8/2/22
6.4±	Amendment No. 2 to Employment Agreement with Christopher Williams					X
6.5	Non-Competition, Non-Solicitation and Confidentiality Agreement with Christopher Williams	S-1/A	333-265369	10.5	8/2/22
6.6±	Employment Agreement with Graham Williams	S-1/A	333-265369	10.6	8/2/22
6.7±	Amendment No. 1 to Employment Agreement with Graham Williams	S-1/A	333-265369	10.7	8/2/22
6.8±	Amendment No. 2 to Employment Agreement with Graham Williams					X
6.9	Non-Competition, Non-Solicitation and Confidentiality Agreement with Graham Williams	S-1/A	333-265369	10.8	8/2/22
6.10	Exchange Agreement with Christopher Williams	S-1/A	333-265369	10.9	8/2/22
99.1	Audit Committee Charter	S-1/A	333-265369	99.1	8/2/22
99.2	Compensation Committee Charter	S-1/A	333-265369	99.2	8/2/22
99.3	Corporate Governance and Nominating Committee Charter	S-1/A	333-265369	99.3	8/2/22
99.4	Consent of Director Nominee (Myra Luinastra)	S-1/A	333-265369	99.4	8/2/22
99.5	Consent of Director Nominee (Tommy Myrick)	S-1/A	333-265369	99.5	8/2/22
99.6	Consent of Director Nominee (Edward Gaiennie)	S-1/A	333-265369	99.6	8/2/22

±	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW Petroleum Corp

Date:	August 7, 2023	By:	/s/ Christopher Williams
Christopher Williams, Chief Executive Officer and President (Principal Executive Officer).

Date:	August 7, 2023	By:	/s/ Graham Williams
Graham Williams, Chief Financial Officer (Principal Financial and Accounting Officer).

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher Williams	Chief Executive Officer, President, and Director	August 7, 2023
Christopher Williams	(Principal Executive Officer)

/s/ Graham Williams	Chief Financial Officer, President, and Director	August 7, 2023
Graham Williams	(Principal Financial and Accounting Officer)

/s/ Greg Roda	Director	August 7, 2023
Greg Roda

/s/ Tommy Myrick	Director	August 7, 2023
Tommy Myrick

/s/ Myra Luinstra	Director	August 7, 2023
Myra Luinstra

/s/ Edward Gaiennie	Director	August 7, 2023
Edward Gaiennie